PRESS RELEASE

Attention Business/Financial Editors:

NOVAMERICAN ANNOUNCES 450,000 SHARE REPURCHASE PROGRAM

MONTREAL, July 28, 2006 - The board of directors of Novamerican Steel Inc. (NASDAQ: TONS) has approved a share repurchase program of up to 450,000 common shares, effective immediately. This program is intended to be implemented through purchases made from time to time in either the open market or through private transactions, in accordance with Securities and Exchange Commission requirements. As of July 27, 2006, Novamerican had 10,450,000 common shares outstanding.

Novamerican believes that the purchase by it of its own common shares may, in appropriate circumstances, be a responsible investment of available funds on hand.

Novamerican Steel Inc., based in Montreal, Canada with eleven operating locations in Canada and eleven operating locations in the United States, processes and distributes carbon steel, stainless steel and aluminum products, including carbon steel tubing for structural and automotive markets.

Except for historical information contained herein, the matters set forth in this press release are forward-looking statements that involve risks and uncertainties including, but not limited to, product demand, competition, regulatory approvals, the effect of economic conditions and technological difficulties and other risks detailed in the Company's filings with the U.S. Securities and Exchange Commission.

For further information: Christopher H. Pickwoad, CA, Chief Financial Officer, Novamerican Steel Inc. (514) 368-6455. Visit us at www.novamerican.com.